[GRAPHIC OMITTED] [ACERGY]

PRESS RELEASE

            ACERGY S.A. AWARDED $140 MILLION EPIC CONTRACT IN NORWAY

London, England - February 5, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today that it had been awarded a contract by Marathon Petroleum Company (Norway) for pipelay and construction work on the Volund field offshore Norway.

The $140 million contract is for the engineering, procurement, installation, tie-in and pre-commissioning of some 30 kilometres of production, gas lift and water injection pipelines, a control umbilical, a 160 tonne production manifold and a choke and metering structure in addition to the installation, hookup and commissioning of a subsea control system. Work commences immediately on this project which is scheduled for final completion in first quarter of 2009.

Oeyvind Mikaelsen, Vice President Acergy Northern Europe and Canada, said "We are very pleased to be awarded this EPIC contract by Marathon, who are a new Client for us on the Norwegian continental shelf. The award of this project is a result of our continuing ability to deliver complex subsea projects on time and within budget, combined with our good HSEQ track record. The work under this contract fits very well within our core business, and we are looking forward to establishing a close working relationship with Marathon."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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CONTACT:
Julian Thomson
Acergy S.A.
UK +44 1932 773764
US +1 877 603 0267 (toll free)

julian.thomson@acergy-group.com

www.acergy-group.com

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